CM



TC 9130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 373 75

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson-Imperatore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Maple Avenue
(No. and Street)

Morristown (City) NJ (State) 07960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Hanson-Imperatore 973-292-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street, Suite 200, Hackensack, NJ 07601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Hanson-Imperatore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanson-Imperatore Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BONNIE E. SMITH
Notary Public, State of New Jersey
I.D. #2216969
Commission Expires August 20, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSON-IMPERATORE SECURITIES, INC.

Financial Statements
Year Ended June 30, 2003

HANSON-IMPERATORE SECURITIES, INC.

Table of Contents



Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Shareholder Of

Hanson-Imperatore Securities, Inc.
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Hanson-Imperatore Securities, Inc. as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson-Imperatore Securities, Inc. at June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hackensack, New Jersey
August 21, 2003

Tobin + Collins, CPA PA

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

HANSON-IMPERATORE SECURITIES, INC.

Statement of Financial Condition
June 30, 2003

ASSETS

Current Assets:	
Cash and cash equivalents	$ 130,131
Marketable securities, at fair value	2,415
Total current assets	132,546
Total Assets	$ 132,546

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 4,150
Corporate income taxes payable	423
Total current liabilities	4,573
Stockholder's Equity:	
Common stock, no par, stated value $100; 1,000 shares authorized; 250 shares issued and outstanding	25,000
Additional paid-in capital	8,000
Retained earnings	95,858
Accumulated other comprehensive loss	(885)
Total stockholder's equity	127,973
Total Liabilities and Stockholder's Equity	$ 132,546

See notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Income
Year Ended June 30, 2003

Revenues:	
Fee income	$ 20,000
Interest income	1,473
Other income	96
	21,569
Expenses:	
Professional fees	7,935
Office	3,500
	11,435
Income Before Provision For Corporate Income Taxes	10,134
Provision For Corporate Income Taxes	2,335
Net Income	7,799
Other Comprehensive Loss, Net of Tax:	
Unrealized Loss on Marketable Securities	(885)
Comprehensive Income	$ 6,914

See notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2003

	Common Stock				
	Number Of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss
Beginning of Year	250	$ 25,000	$ 8,000	$ 88,059	$ 0
Comprehensive Loss					(885)
Net Income	0	0	0	7,799	0
End of Year	250	$ 25,000	$ 8,000	$ 95,858	$ (885)

See notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Cash Flows
Year Ended June 30, 2003

Cash Flows From Operating Activities	
Net income	$ 7,799
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (Decrease) in operating liabilities -	
Accounts payable	3,300
Corporate income taxes payable	(2,201)
Net Cash Provided by Operating Activities	8,898
Net Increase in Cash and Cash Equivalents	8,898
Cash and Cash Equivalents - Beginning of Year	121,233
Cash and Cash Equivalents - End of Year	$ 130,131

Supplemental Cash Flow Disclosures:

Cash paid during the year for:	
Income taxes	$ 4,536

See notes to financial statements.

1. General

Hanson-Imperatore Securities, Inc. (the "Company") was incorporated on December 23, 1986 in the State of New Jersey. The Company's principal business is to broker direct participation programs to the public.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Securities Available for Sale –

Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places temporary cash investments with well regarded financial institutions, thereby limiting the amount of credit risk.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

HANSON-IMPERATORE SECURITIES, INC.

Notes To Financial Statements (Continued)
June 30, 2003

3. Related Party Transactions

For the year ended June 30, 2003, the Company provided management services to affiliates related through common ownership and recognized income in the amount of $20,000.

The Company shares office space with an affiliate related through common ownership on a rent-free basis.

4. Accumulated Other Comprehensive Income

The balances of accumulated other comprehensive income at June 30, 2003 were as follows:

	Unrealized Loss on Securities
Beginning balance	$ 0
Current period change	(885)
Ending balance	$ (885)

HANSON-IMPERATORE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
June 30, 2003

Net Capital:		
Total stockholder's equity	$	127,973
Haircut on Securities - Stocks		362
Net capital	$	128,335
Aggregate Indebtedness –		
Accounts payable	$	4,150
Corporate income taxes payable		423
Total Aggregate Indebtedness	$	4,573
Computation of Basic Net Capital Requirements:		
Minimum net capital required (see Note A below)	$	5,000
Excess Net Capital	$	123,335
Ratio: Aggregate Indebtedness to Net Capital		.04 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2003):		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	124,566
Allowable assets erroneously reported as nonallowable		2,415
Audit adjustments to income taxes		992
Haircut not reported on focus report		362
Net Capital per above	$	128,335

Note A:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3-1 (a) (2) (vi) and, as such, has a minimum net worth requirement of $5,000.

HANSON-IMPERATORE SECURITIES, INC.

Computation For Determination of Reserve Requirements Under Rule 15c3-3
Of The Securities and Exchange Commission
June 30, 2003

Note:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3 (k) (2) (i) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.



Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Shareholder Of

Hanson-Imperatore Securities, Inc.
Morristown, New Jersey

In planning and performing our audit of the financial statements of Hanson-Imperatore Securities, Inc., for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net



Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin + Collins, CPA PA

Hackensack, New Jersey
August 21, 2003

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

outstanding shares, and to permit Applicant to satisfy such tenders by payment of Applicant's portfolio securities to shareholders, including shareholders who may be deemed to be "affiliated" with Applicant, as defined by Section 2(a)(3)(A) of the 1940 Act, by virtue of directly or indirectly owning, controlling, or holding with power to vote, 5% or more of Applicant's outstanding voting securities ("Affiliated Shareholders").

If the Order is granted, Applicant proposes to conduct such in-kind tender offers, in each case for twenty percent (20%) of Applicant's outstanding shares at a price equal to ninety-five percent (95%) of the net asset value per share as of the date such offer expires, with payment for any shares tendered to be made in-kind through a *pro rata* distribution of the portfolio securities held by Applicant at such date (subject to certain exclusions, as discussed in more detail below). If a greater number of shares is tendered than the total amount offered in an in-kind tender offer, each shareholder participating will receive a *pro rata* share of the distribution in proportion to the total shares accepted for tender by Applicant. Any *pro rata* distribution in satisfaction of such in-kind tenders will not include:

- securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the "1933 Act");
- securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and

- certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.[2]

Portfolio securities to be distributed to shareholders through an in-kind tender offer will be further limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available. Such portfolio securities will be valued under the same procedures and in the same manner as they are valued for purposes of calculating Applicant's net asset value.

Cash will be paid for that portion of Applicant's assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares, securities held in its investment portfolio not amounting to round lots (or which would not amount to round lots if included in the in-kind distribution), and accruals on such securities.

[2] Certain portfolio securities, although they may be liquid and marketable, are issued by entities in countries that permit transfers of beneficial ownership of securities to be effected only by transactions conducted on a local stock exchange. Such countries, in effect, do not permit securities to be transferred in-kind between beneficial owners, and therefore in-kind distributions of such portfolio securities may be deemed to be contrary to applicable local laws, rules or regulations. Moreover, transferring beneficial ownership through transactions conducted on a local stock exchange may be deemed to require special trading facilities. *See* John Hancock Institutional Series Trust, Investment Company Act Release No. 23506 (Oct. 23, 1998) (Notice); SR&F Base Trust, Investment Company Act Release No. 23297 (July 1, 1998) (Notice); Advisors' Inner Circle Fund, Investment Company Act Release No. 22581 (Mar. 25, 1997) (Notice, Condition No. 2).

Applicant may round down the proportionate distribution of each portfolio security to the nearest round lot amount and will distribute the remaining odd lot in cash. Applicant may also distribute a higher *pro rata* percentage of equity securities to represent such items. In either case, each shareholder of record will receive cash and securities equal to the same dollar amount per share. Applicant will, from the date of "termination" of an in-kind tender offer ("Termination Date") as defined in Rule 13e-4(a)(5) under the Securities Exchange Act of 1934, as amended (the "1934 Act") until the date of payment under the in-kind tender offer ("Payment Date"), maintain a percentage of Applicant's assets approximately equal to the portion of the consideration that Applicant reasonably expects will be paid in cash in assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which Applicant has valued the investment, or in assets that mature by the Payment Date.[3]

The proposed in-kind tender offers are designed so that only those shareholders who desire to tender their investment in Applicant at 95% of net asset value will recognize capital gains in connection with the payment of portfolio securities; the non-tendering shareholders of Applicant will not recognize capital gains as a consequence of payments of portfolio securities to the tendering shareholders. On or about the same date as the filing of this Application, Applicant will apply for a ruling of the Internal Revenue Service that Applicant will not recognize gain for Federal tax purposes when it distributes appreciated portfolio securities in-kind to tendering shareholders. In connection with the

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[3] Applicant believes this will be a relatively small amount because approximately 80% of Applicant's assets were invested in equity securities as of June 30, 2003 that Applicant anticipates would be eligible for distribution in-kind, and Applicant may distribute very little cash consistent with the private letter ruling that will be requested from the Internal Revenue Service on or about the date of the filing of this Application.

ruling application, Applicant will represent that its aggregate tax basis for the stock, other securities or cash that it will distribute in consideration of the tendered shares, will be that *pro rata* portion of Applicant's aggregate tax basis for all its stock, securities and cash represented by the *pro rata* portion of Applicant's total outstanding shares actually accepted for tender in the proposed transaction. This condition will be satisfied if the aggregate tax basis of the stock, securities and cash distributed in consideration of the tendered shares as a percentage of the total tax basis is within one percentage point of the percentage of Applicant's total outstanding shares that are actually accepted for tender. Thus, for example, if Applicant accepts tenders of 17% of its outstanding shares, the aggregate tax basis of the stock, securities and cash distributed may be no less than 16% and no more than 18% of Applicant's aggregate tax basis for all of its stock, securities and cash prior to the distribution.

Applicant contemplates that, if its requested Order is granted, it will commence at least one such in-kind tender offer on the terms discussed above as soon as reasonably practicable after the grant of the Order (and not later than three months after the issuance of the Order, if granted). Applicant further contemplates that it may conduct as many as two additional in-kind tender offers on the same terms as discussed above in the three years following the Order, if granted. During the period that this Application is under consideration by the Commission, Applicant may conduct one or more cash tender offers consistent with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the 1934 Act.[4]

[4] The cash tender offers described in this Application and the filing of this Application are a result, in part, of a settlement agreement (the "Settlement Agreement") between Applicant and the President and Fellows of Harvard College, Harvard Management Company, Inc., and Steven Alperin (collectively, "Harvard University"). The Settlement Agreement was filed with the Commission pursuant to Section 33 of the 1940 Act on March 24, 2003.

Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any in-kind tender offer occurs, the first two years in an easily accessible place, a written record of each in-kind tender offer that includes the identity of each shareholder of record that participated in the in-kind tender offer, a description of each security distributed, the terms of the distribution, the information or materials upon which the valuation was made, and a record of the Board's determinations made pursuant to the terms and conditions of this Application.

B. ADVANTAGES OF IN-KIND TENDER OFFERS

In-kind tender offers provide certain potential benefits to both participating and non-participating shareholders. These benefits arise from Applicant's closed-end fund structure, its investments in relatively less liquid securities (based on its current portfolio composition) that are traded in markets with relatively small capitalizations, and its maintenance of relatively small cash positions. As discussed in more detail below, such potential benefits of in-kind tender offers include:

- Potentially minimizing disruption of the investment management of Applicant and the unique markets in which it operates, while also potentially minimizing the impact on shareholders who would prefer to remain invested in Applicant;

- Providing a practical way for Applicant's investment manager to attempt to achieve Applicant's investment objective while also providing enhanced liquidity for Applicant's shareholders;

- Allowing Applicant to maintain its status as a closed-end fund while potentially helping address Applicant's market share price discount to net asset value; and

- Potentially helping shareholders who continue to hold Applicant's shares avoid the realization of long-term capital gains.

Potentially Minimizing Disruption

Applicant holds a large percentage of relatively less liquid securities (based on its current portfolio composition). Moreover, some of the markets in which Applicant invests have smaller capitalizations than markets of more developed countries. The in-kind tender offers are designed to permit a significant amount of Applicant's portfolio securities to be distributed in-kind as consideration for the tender, while potentially helping to minimize the price volatility of those portfolio securities. By distributing portfolio securities in-kind, Applicant avoids having to make large liquidations of portfolio securities on the exchanges where such securities trade. This could help avoid depressing the prices of those portfolio securities, which benefits *both* the tendering shareholders (by helping to preserve the value of the portfolio securities received) *and* Applicant's remaining shareholders (by helping to minimize disruption of Applicant's net asset value per share). Applicant believes, therefore, that the characteristics of the markets in which it invests support the exemptive relief requested as consistent with the best interests of *all* of Applicant's shareholders.

Enhanced Liquidity

In-kind tender offers are a practical way for Applicant's investment manager to attempt to achieve Applicant's investment objective while also providing enhanced liquidity for Applicant's shareholders, a goal that is in the best interests of *all* of Applicant's shareholders. Applicant believes that shareholders may find it attractive to receive Applicant's portfolio securities for their own investment management purposes. In-kind tender offers would allow these investors to accomplish this goal by allowing them to reduce their investments in a particular security or securities by selling off certain investments while retaining others. For example, under an in-kind tender offer, when a participating shareholder receives its *pro rata* "slice" of the portfolio, the shareholder could sell those securities it no longer wishes to hold.

Closed-End Fund Status and Discount

At the same time, the in-kind tender offers would allow Applicant to maintain its closed-end fund status for those shareholders who prefer such a vehicle. The ability to conduct occasional in-kind tender offers potentially could create greater investor interest in Applicant, which could help to address Applicant's market share price discount to net asset value, depending on market conditions and other factors. This would also benefit all of Applicant's shareholders.

Potentially Avoiding Long-Term Capital Gains

One of the advantages of conducting in-kind tender offers instead of cash tender offers is the potential to help both participating and non-participating shareholders who

continue to hold Applicant's shares avoid realizing long-term capital gains. Since closed-end funds tend to invest in relatively less liquid securities, their investments tend to be held relatively long-term and, consequently, the funds may accumulate capital gains. As of June 30, 2003, Applicant had net unrealized appreciation of $U.S. 28,509,490 with net assets of $U.S. 439,208,762. Conducting an in-kind tender offer could help minimize the potentially adverse tax consequences to those shareholders who do not participate in the in-kind tender offer, or those participating shareholders who do not tender all their shares.

III. THE APPLICANT

Applicant is a closed-end, non-diversified management investment company, organized as a Maryland corporation on March 2, 1994. On May 29, 2002, Applicant's shareholders approved an Agreement and Plan of Reorganization that provides for the reorganization of Applicant from a Maryland corporation to a Delaware statutory trust, although as of the date of this Application such reorganization has not been completed.[5]

Applicant first issued shares to the public in September 1994, and its shares are traded on the New York Stock Exchange under the symbol "TDF." Applicant's shares are also traded on the Osaka Securities Exchange. As a closed-end investment company, Applicant differs from an open-end investment company (*i.e.*, a mutual fund) in that it does not redeem its shares at the election of a shareholder and does not continuously offer its shares for sale to the public.

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[5] *See supra* note 1.

Since inception, Applicant's Board has been composed of a majority of directors who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act ("Independent Directors"). The Independent Directors are responsible for the nomination of their successors, and the Independent Directors are represented by independent legal counsel.

Templeton Asset Management Ltd. serves as the Investment Manager to Applicant. The Investment Manager is an indirect, wholly owned subsidiary of Franklin Resources, Inc. The Investment Manager is organized under the laws of Singapore and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Investment Manager has served as investment manager to the Applicant since its inception.

A. INVESTMENT OBJECTIVES AND POLICIES

Applicant's investment objective is long-term capital appreciation. Applicant seeks to achieve its investment objective by investing primarily in equity securities of China companies, Japan companies and Asia Pacific companies (as defined below). Under normal circumstances, Applicant invests at least 45% of its total assets in the equity securities of companies: (i) organized under the laws of, or with a principal office in, the People's Republic of China ("China" or the "PRC") or Hong Kong, or the principal business activities of which are conducted in China or Hong Kong, or for which the principal equity securities trading market is in China or Hong Kong; and (ii) that derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets, in China or Hong Kong (collectively, "China companies").

Of the portion of Applicant's assets not invested in China companies, Applicant may invest: (i) up to 20% of its total assets in the equity securities of companies organized under the laws of, or with a principal office in, Japan ("Japan companies") that, in the judgment of the Investment Manager, are expected to benefit from developments in the economy of China but that do not qualify as China companies; and (ii) up to 35% of its total assets in the equity securities of companies organized under the laws of, or with a principal office in, the Republic of Korea, the Philippines, Thailand, Malaysia, Singapore, Indonesia, Sri Lanka, India, Pakistan, Bangladesh, Australia, New Zealand or (if Applicant is permitted to invest) Vietnam, Laos, Myanmar, or Cambodia (collectively, "Asia Pacific companies") that are neither China companies nor Japan companies but that, in the judgment of the Investment Manager, are expected to benefit from developments in the economy of China. On July 25, 1995, Applicant's Board of Directors approved changing Applicant's non-fundamental investment policy to authorize investments in equity securities: (i) of companies organized under the laws of, or with a principal office in, Taiwan; (ii) for which the principal equity securities trading market is in Taiwan; or (iii) of companies whose principal business activities are conducted in Taiwan.

In addition, Applicant may invest up to 25% of its total assets in direct equity investments that the Investment Manager expects will become listed or otherwise publicly traded securities. Equity securities include common and preferred stock (including convertible preferred stock); bonds, notes and debentures convertible into common or preferred stock; stock purchase warrants and rights; equity interests in trusts, partnerships, joint ventures or similar enterprises; and American or Global Depositary

Receipts. Applicant may also invest to a limited degree (up to 20% of its total assets) in debt obligations of China companies, which may be lower-rated or non-rated, including obligations in payment default, when consistent with Applicant's investment objective.

As of June 30, 2003, 34.5% of Applicant's assets were invested in China, 44.1% in Hong Kong, 15.9% in Taiwan and 1.5% in Singapore. The balance of Applicant's investments were primarily invested in short-term investments.

B. HISTORICAL MEASURES TO ADDRESS APPLICANT'S DISCOUNT

Over the years, Applicant has taken several different measures in order to attempt to address the discount of its market share price to its net asset value. On July 22, 1998, the Board of Directors of Applicant adopted a managed distribution policy in an effort to address the discount. Under the managed distribution policy, Applicant made quarterly distributions to its shareholders equal to 2.5% of the Applicant's net asset value at the close of the New York Stock Exchange on the Friday prior to the declaration date.[6] Any portion of Applicant's quarterly distributions that exceeded Applicant's actual net investment income and net realized capital gains for Applicant's fiscal year resulted in a return of capital for tax purposes. Shareholders who participated in Applicant's dividend reinvestment and cash purchase plan received their distributions in additional shares of Applicant. On January 4, 2002, the Board of Directors discontinued Applicant's

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[6] In connection with the managed distribution policy, Applicant received an exemptive order from the Commission from section 19(b) of the 1940 Act and rule 19b-1 thereunder permitting Applicant to make up to four distributions of net long-term capital gains in any one taxable year, so long as Applicant maintained in effect a distribution policy calling for quarterly distributions of a fixed percentage of its net asset value. Templeton Dragon Fund, Investment Company Act Release No. 23649 (Jan. 13, 1999) (Notice), Investment Company Act Release No. 23685 (Feb. 9, 1999) (Order).

managed distribution policy in light of its decision to conduct cash tender offers, as described below.

Applicant commenced an open-market repurchase program for its shares in October, 1997, which was extended to the Osaka Stock Exchange in December, 1999. The program was expanded again in May, 2000. In connection with the cash tender offers that are described below, the Board of Directors determined to discontinue the Applicant's open-market share repurchase program on May 10, 2002. Prior to that date, Applicant had repurchased 5,266,000 shares.

On June 22, 2001, in efforts to address Applicant's discount, Applicant's Board of Directors announced that it had established a nine-month measurement period for evaluating the discount of the market value of Applicant's shares from their net asset value. The Measurement Period began on August 1, 2001, and ended on April 30, 2002. The June 22, 2001 announcement stated that, if Applicant's shares traded at an average discount from net asset value of 10% or more during the last 90 days of the Measurement Period (based on the closing price of every trading day during those 90 days), then the Board of Directors would take one of three potential actions, which included a tender offer for a portion of Applicant's outstanding shares. On May 10, 2002, it was announced that the average discount of Applicant's shares during the last 90 days of the Measurement Period exceeded 10%. Consistent with the announcement made on June 22, 2001, the Board of Directors approved a cash tender offer for a portion of the Applicant's outstanding shares.

On June 11, 2002, Applicant commenced a cash tender offer for up to 10% of its outstanding shares at a price equal to 90% of net asset value per share on the last day of the tender offer period. The tender offer expired on July 10, 2002. A total of 4,364,925.9071 shares, or approximately 9% of outstanding shares, were properly tendered and not withdrawn on the expiration date for the tender offer and the final date for withdrawals. Applicant accepted for purchase all shares properly tendered at a purchase price of $9.45 per share.

On May 10, 2002, Applicant's Board of Directors announced that Applicant would commence a second cash tender offer for a minimum of 10% of Applicant's outstanding shares at no less than 90% of net asset value per share, anticipated to commence prior to April 30, 2003. In a press release dated March 20, 2003, Applicant announced that Applicant would make a cash tender offer to commence on or prior to April 30, 2003, for 15% of Applicant's outstanding shares at 92.5% of net asset value per share as of the date the offer expires. The tender offer commenced on April 24, 2003. A total of 13,861,221.1833 shares were properly tendered and not withdrawn by May 22, 2003, the expiration date for the tender offer and the final date for withdrawals. Because the number of shares tendered exceeded 15% of Applicant's outstanding shares, the number of shares accepted for payment by Applicant was pro-rated based on the total number of shares properly tendered by each shareholder in accordance with the terms of the tender offer. On a pro-rated basis, approximately 48.02% of shares properly tendered by each shareholder were accepted for payment at a purchase price of $9.97 per share.

IV. DISCUSSION OF APPLICABLE LAW

Applicant believes that if it conducts in-kind tender offers, it may have one or more Affiliated Shareholders who may participate in the in-kind tender offers and who directly or indirectly own, control, or hold with power to vote, five per centum or more of Applicant's outstanding voting securities. Such Affiliated Shareholders would thus be "affiliated persons" of Applicant as that term is defined by Section 2(a)(3)(A) of the 1940 Act. To the extent permitted by the Order, if granted, Applicant proposes that such shareholders be permitted to participate in any in-kind tender offers and to receive a *pro rata* distribution of Applicant's portfolio securities in accordance with the terms of the in-kind tender offers. Applicant is therefore requesting relief from Section 17(a)(1) of the 1940 Act to permit such Affiliated Shareholders to "sell" Applicant's shares to Applicant, and from Section 17(a)(2) of the 1940 Act to permit such Affiliated Shareholders to "purchase" the portfolio securities distributed by Applicant, in any in-kind tender offer. The relief sought would not extend to Affiliated Shareholders who are "affiliated persons" of Applicant within the meaning of Section 2(a)(3)(B) through (F) of the 1940 Act.

In addition, where an entity that may be deemed to be an Affiliated Shareholder contributes to the terms, structuring and filing of an application by a closed-end fund for an order of the Commission to permit the closed-end fund to engage in in-kind tender offers with shareholders that may be deemed to be Affiliated Shareholders, the staff of the Commission (the "Staff") may view the participation of such entity in the in-kind tender offers as constituting a joint transaction between such entity and the closed-end fund that is prohibited by Rule 17d-1. To the extent that the Staff deems the proposed in-

kind tender offers to be joint transactions between Applicant and Harvard University that may be prohibited by Rule 17d-1, Applicant is requesting an order pursuant to Section 17(d) and Rule 17d-1 to permit Affiliated Shareholders at the time of any proposed in-kind tender offer, which may include Harvard University, to participate in such proposed in-kind tender offer.

A. DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS

Applicant requests relief under Sections 6(c) and 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit Affiliated Shareholders who are "affiliated persons" of Applicant solely by reason of owning, controlling, or holding with the power to vote, five percent or more of Applicant's shares to participate in distributions of portfolio securities pursuant to the proposed in-kind tender offers. The relief sought will extend only to Affiliated Shareholders who are "affiliated persons" within the meaning of Section 2(a)(3)(A) of the 1940 Act, and will not extend to shareholders who are "affiliated persons" within the meaning of Section 2(a)(3)(B) through (F) of the 1940 Act.

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly *selling* any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly *purchasing* any security or other property from the registered investment company.

Section 2(a)(3)(A) of the 1940 Act defines the term "affiliated person," in relevant part, as "any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person." To the extent that the proposed in-kind tender offers could be deemed to involve the "sale" by an Affiliated Shareholder of Applicant's securities to Applicant, or the "purchase" of Applicant's portfolio securities (of which Applicant is not the issuer) by an Affiliated Shareholder, the participation of Affiliated Shareholders in the proposed in-kind tender offers would be prohibited by Sections 17(a)(1) and 17(a)(2), respectively, unless the Commission, upon application, grants an exemption.[7] Applicant therefore requests that the Commission grant an exemption from Section 17(a) to the extent necessary to permit the participation of Affiliated Shareholders in the in-kind tender offers.

Basis For Relief

Section 17(b) of the 1940 Act provides:

> Notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of that subsection. The Commission shall grant such application and issue such order of exemption if evidence establishes that—

[7] *Signature Financial Group, Inc.*, SEC No-Action Letter (Dec. 28, 1999) ("*Signature Letter*"). The Staff of the Division of Investment Management of the Commission explained that it might view the distribution of a fund's portfolio securities to an affiliated shareholder pursuant to a redemption in-kind by the affiliated shareholder as a *sale* of the fund's securities by that affiliated shareholder to the fund under Section 17(a)(1) and the affiliated shareholder's receipt of portfolio securities from the fund as a *purchase* of securities by the affiliated shareholder from the fund under Section 17(a)(2). The Staff further interpreted Section 17(a)(1)(A) to provide an exception for *cash* redemptions to affiliated persons, noting that it would not have been necessary for Congress to have created the exception in subsection (A) of Section 17(a)(1) if it had not considered a redemption to involve a sale of securities.

> (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
>
> (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and
>
> (3) the proposed transaction is consistent with the general purposes of this title.

Applicant seeks exemptive relief pursuant to Sections 6(c) and 17(b) of the 1940 Act with respect to Affiliated Shareholders of Applicant who would otherwise be unable to participate in the in-kind tender offers under Section 17(a) of the 1940 Act solely due to the fact that they hold over five percent of the outstanding shares of Applicant and would be considered "affiliated persons" of Applicant under Section 2(a)(3)(A) of the 1940 Act. Applicant anticipates that only this type of "affiliate" will participate in the in-kind tender offers and its request for exemptive relief is only for this type of affiliate.

The table below presents share ownership of each entity that owns at least 5% of the outstanding shares of Applicant, as indicated on the most recent Schedule 13G or 13D filings made with the Commission.

Affiliated Shareholder	Number of Shares	Percentage of Outstanding Shares
President and Fellows of Harvard College[8]	2,549,972	6.8%

[8] Based on Schedule 13G filed by President and Fellows of Harvard College on July 15, 2003.

At this time, Applicant is not aware of any other person who may be deemed an "affiliated person" of Applicant within the meaning of Section 2(a)(3)(A) of the 1940 Act, based on beneficial ownership information currently available to Applicant.

Fairness of the Terms of the Proposed In-Kind Tender Offers

The terms of the proposed in-kind tender offers do not involve overreaching on the part of any person and are reasonable and fair to all shareholders. The Board, including all of the Independent Directors, have determined that it would be in the best interests of Applicant and its shareholders for Applicant to pay to each shareholder participating in the in-kind tender offers a *pro rata* portion of Applicant's portfolio securities. The distribution of portfolio securities will be fair and reasonable, and will prevent overreaching, because the value of such distributed portfolio securities will be readily ascertainable. Applicant's portfolio securities are primarily equity securities that are listed and traded on the exchanges in Hong Kong, Taiwan and China. These exchanges are public securities markets for which quoted bid and asked prices are publicly available. The remainder of Applicant's assets are invested primarily in short-term instruments.

As described above, neither Applicant nor an Affiliated Shareholder has any choice as to the portfolio securities to be received as proceeds from an in-kind tender offer. Instead, shareholders will receive their *pro rata* portion of Applicant's portfolio securities. As of September 24, 2003, approximately 98.57% of Applicant's outstanding shares were held in "street name." Applicant believes that the fact that most shareholders hold their shares through broker-dealers will facilitate shareholder participation in in-kind

tender offers by making it easier for such shareholders to receive portfolio securities and establish offshore bank or brokerage accounts for participation in the in-kind tender offers.

Cash will be paid for that portion of Applicant's assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). For reasons of efficiency and practicality, Applicant may also pay cash for fractional shares and/or odd lots of securities and/or accruals on such securities. When effecting the proposed in-kind tender offers, Applicant may round down the proportionate distribution of each portfolio security to the nearest round lot amount and would redeem the remaining odd lot in cash. Applicant may also distribute a higher *pro rata* percentage of equity securities to represent such items. Brokerage commissions are typically higher for transactions in securities that are not traded in round lots. Holding odd lots in its investment portfolio could thus be detrimental to Applicant and its remaining shareholders. Whether the amount of a particular type of security constitutes a round lot is determinable by an objective, verifiable standard.

Portfolio securities to be distributed under the in-kind tender offer will be valued according to an objective, verifiable standard. Portfolio securities to be distributed that are listed or traded on an exchange will be valued at the latest reported sales price. Over-the-counter securities and listed securities for which no sale is reported will be valued within the range of the latest quoted bid and asked prices. The use of quoted prices for valuing the portfolio securities removes any discretion on the part of an Affiliated

Shareholder or the Investment Manager to effect the proposed in-kind tender offers at a price which would be detrimental to the interests of the other shareholders of Applicant. Applicant's method for valuing portfolio securities to be distributed in-kind will be the same as that used by Applicant to value its other portfolio securities in calculating its net asset value per share.

Consistency with General Purposes of the Act

The in-kind tender offers are consistent with the general purposes of the 1940 Act to protect security holders of investment companies from discrimination among holders of securities issued by such companies, and from self-dealing on the part of investment company affiliates to the detriment of other security holders. The in-kind tender offers will be paid in a *pro rata* "slice" of the portfolio's securities based on a valuation of those securities identical to that used to determine Applicant's net asset value on the Termination Date. Each Affiliated Shareholder will receive the same in-kind distribution of portfolio securities and cash on the same basis as any other shareholder wishing to tender shares, and will not receive any advantage not available to any other shareholder participating in the in-kind tender offers. Thus, the terms of the proposed in-kind tender offers are reasonable and fair to all of Applicant's shareholders, and are consistent with the protection of investors and the objective of fairness intended by the provisions, policies and purposes of Section 1(b)(2) of the 1940 Act. [9]

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[9] Applicant notes, for example, that under Rule 17a-5 of the 1940 Act: "When a company makes a pro rata distribution in cash or in kind among its common stockholders without giving any election to any stockholder as to the specific assets which such stockholders shall receive, such distribution shall not be deemed to involve a sale to or a purchase from such distributing company as those terms are used in section 17(a) of the Act." According to the Release adopting Rule 17a-5, "The Commission considers that none of the abuses against which Section 17 of the Act was directed are present in such a pro-rata distribution."

The proposed in-kind tender offers are also consistent with the protection of investors because they are designed to accommodate various and divergent interests of Applicant's shareholders, including both those who wish to liquidate their investment in-kind at 95% of net asset value and those shareholders who would prefer to remain invested in a closed-end vehicle. In particular, Applicant believes the proposed in-kind tender offers will help Applicant avoid the imposition of tax liability on non-participating shareholders (and participating shareholders who do not tender all their shares), which could result if Applicant were to liquidate portions of its appreciated investment portfolio to meet shareholder tenders in cash.

Consistency With Investment and Other Policies

The proposed in-kind tender offers are consistent with Applicant's investment policies and limitations, which do not restrict Applicant's ability to engage in the proposed in-kind tender offers. In addition, the proposed in-kind tender offers will help further Applicant's investment objective of long-term capital appreciation as to those shareholders who do not tender their shares by helping to minimize disruption of Applicant's investment program and net asset value per share, and by helping avoid the imposition of long-term capital gains. Thus, the proposed in-kind tender offers comport with Applicant's investment objectives and policies.

The in-kind tender offers will also be conducted in a manner consistent with Applicant's other policies as currently in force and provided in its Charter, By-Laws, (or,

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Adoption of Rule N-17A-5 Excluding From the Terms 'Purchase' and 'Sale' as Used in Section 17(a) of the Investment Company Act of 1940 Pro-Rata Distributions, Investment Company Act Release No. 2231 (Sept. 28, 1955) ("*Rule 17a-5 Adopting Release*").

in the event the reorganization is completed, the governing instruments of the Delaware statutory trust), registration statement filed under the 1933 and 1940 Acts, and annual reports and other reports filed under the federal securities laws.

Relief Benefits All Shareholders

The proposed in-kind tender offers are intended to benefit all of Applicant's shareholders and should help enable Applicant to ameliorate certain costs and tax liabilities. By paying tendered shares in-kind, Applicant will not be required to sell substantial amounts of its portfolio securities to satisfy the tenders in cash. This will help avoid a negative impact on the market value of the portfolio securities, thereby helping avoid a decline in the value of Applicant's remaining holdings of such securities and, correspondingly, Applicant's net asset value. In addition, satisfying such tender offers in-kind will help Applicant avoid payment of brokerage expenses that would otherwise be associated with the sale of its portfolio securities. Finally, as discussed above, by not having to sell portfolio securities, Applicant may be able to avoid the imposition of capital gains.

* * *

Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Sections 6(c) and 17(b) of the 1940 Act.

B. PARTICIPATION BY POTENTIAL AFFILIATED SHAREHOLDERS IN DEEMED JOINT ENTERPRISES AND ARRANGEMENTS

Applicant requests exemptive relief under Rule 17d-1 from the provisions of Section 17(d) to the extent necessary to permit Harvard University to participate in the proposed in-kind tender offers.

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company, acting as principal, from effecting any transaction in which such registered company is a joint or a joint and several participant with such person, in contravention of the Commission's rules and regulations that limit or prevent participation by such registered company on a basis different from or less advantageous than that of such other participant. The purpose of Commission rules to be promulgated under Section 17(d) is to "insure fair dealing and no overreaching."[10] Section 17(d) thus permits the Commission to set standards for transactions in which an investment company and an affiliate are involved that are susceptible to self-dealing by the affiliate to the detriment of the company.[11]

The principal rule prescribed by the Commission under Section 17(d) is Rule 17d-1, which provides, in relevant part, that no affiliated person of any registered investment company, acting as principal, shall participate in, or effect any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan" in which any such registered company is a participant, unless an application regarding

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[10] Hearing on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study).

[11] *See Mutual Funds Directors Forum,* SEC No-Action Letter (May 9, 2002) ("*Mutual Funds Directors Forum*") ("Section 17(d) of the Act authorizes the Commission to adopt rules for the purpose of limiting or preventing the Funds from participating in joint transactions with affiliated persons on a basis different from or less advantageous than that of any other participants.").

such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order.[12] A "joint enterprise or other joint arrangement or profit sharing plan" is defined, in relevant part, as:

> any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company . . . and any affiliated person of . . . such registered investment company, . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking . . . .[13]

To the extent that the Staff deems the proposed in-kind tender offers described in this Application to be a "joint enterprise or other joint arrangement or profit sharing plan" between Harvard University and Applicant, Harvard University will not be able to participate in an in-kind tender offer at a time when it may be an Affiliated Shareholder unless the Commission issues an order under Section 17(d) and Rule 17d-1. Pursuant to the Staff's request, Applicant is requesting that the Commission grant an order pursuant to Section 17(d) and Rule 17d-1 to permit Harvard University to participate in the proposed in-kind tender offers described in this Application.

Basis for Relief

Paragraph (b) of Rule 17d-1 provides:

> In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis

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[12] 17 C.F.R. § 270.17d-1(a).
[13] 17 C.F.R. § 270.17d-1(c).

different from or less advantageous than that of other participants.

As discussed below, Applicant believes that Harvard University's participation in the proposed in-kind tender offers is consistent with the provisions, policies and purposes of the 1940 Act and Rule 17d-1 thereunder and will not be on a basis different from or more advantageous than any other participant.

Consistency with the Provisions, Policies and Purposes of the 1940 Act.

The 1940 Act explicitly recognizes that "the national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of . . . other affiliated persons thereof . . . rather than in the interest of all classes of such companies' security holders."[14] As a result, "Section 17(d) was designed to prevent affiliated persons from exerting undue influence over investment companies by causing them to engage in transactions that confer disparate benefits on such persons."[15] The fact that some shareholders may benefit from the activities of the affiliated shareholder is not sufficient; a major concern is whether the affiliated shareholder used its position as an affiliate to obtain a special benefit.[16]

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14 15 U.S.C. § 80a-1(b)(2) (2003).

15 *In the Matter of Sequoia Partners, L.P.*, Investment Company Act Release No. IC-20644 (Oct. 20, 1994) ("*Sequoia*"). *See also, Mutual Fund Directors Forum, supra* note 11 ("Section 17(d) and Rule 17d-1, taken together, are designed to prevent, among other things, affiliated persons of registered investment companies from taking advantage of a Fund in transactions in which such persons and the Fund participate in a joint undertaking."). *Accord, The Chase Manhattan Bank*, SEC No-Action Letter (July 24, 2001) ("*Chase Letter*") ("Section 17(d) and Rule 17d-1, taken together, are designed to ensure fair dealing and no overreaching in connection with joint transactions involving and investment company and affiliated persons.").

16 *Sequoia, supra* note 15.

Applicant believes that the proposed in-kind tender offers are consistent with the provisions, policies and purposes of the 1940 Act because they will be designed to prevent any shareholder from taking advantage of Applicant to the detriment of Applicant's shareholders. This will be accomplished primarily through:

- Applicant's use of *pro rata* distributions of the securities to be distributed in-kind in the proposed tender offers;
- the methodology by which the distributed portfolio securities will be valued; and
- other terms and conditions of the proposed in-kind tender offers.

As a result, no party with the ability and the pecuniary incentive to influence the in-kind tender offers will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation.

The Commission has long held that "none of the abuses against which Section 17 of the [1940] Act was directed are present in . . . a pro rata distribution."[17] More recently, the Staff stated in the *Signature* Letter that a *pro rata* distribution "ensure[s] that there is no opportunity for overreaching, as it essentially eliminates the ability of any party to exercise influence or control over the selection of the securities to be distributed."[18] While these statements arose in connection with the Commission's and the Staff's consideration of issues arising under Section 17(a) of the 1940 Act, Applicant asserts that the protection provided by the *pro rata* distributions contemplated in the proposed

[17] *Rule 17a-5 Adopting Release*, *supra* note 9.
[18] *Signature Letter*, *supra* note 8, SEC Reply at n. 16.

in-kind tender offers also allays any concerns of overreaching arising under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Because portfolio securities will be distributed *pro rata*, the terms of the proposed in-kind tender offers are consistent with the provisions, policies and purposes of the 1940 Act, regardless of the participation in the in-kind tender offers by any Affiliated Shareholder.

Any shareholder's ability to unfairly influence the proposed in-kind tender offers will be further limited by the condition to this Application that distributed securities will be valued in the same manner as they would be valued for the purposes of computing Applicant's net asset value. Because the securities distributed to shareholders pursuant to the proposed in-kind tender offers will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available, no shareholder would be able to influence the valuation of the distributed securities to the detriment of Applicant or any of its other participating or non-participating shareholders. As a result, the terms of the proposed in-kind tender offers are consistent with the provisions, policies and purposes of the 1940 Act.

Applicant and its remaining shareholders are further protected from overreaching because the proposed in-kind tender offers will be limited to 20% of Applicant's outstanding shares, and tendered shares will be valued at 95% of the net asset value of Applicant's shares as of the date that the tender offer expires. Limiting each proposed in-kind tender offer to 20% of Applicant's outstanding shares effectively insulates the majority of Applicant's assets from any participating shareholder. To the extent that any particular in-kind tender offer is over-subscribed, all participating shareholders would only receive a *pro rata* share of its tender in proportion to the total shares accepted for

tender by Applicant. Finally, valuing the tendered shares at 95% of Applicant's net asset value as of the date the tender offer expires will help ensure that any one shareholder's participation in the proposed in-kind tender offers will not result in dilution of Applicant's shares. Taken together, these terms prevent any one shareholder from exercising undue influence over the proposed in-kind tender offers, and therefore the terms of the proposed in-kind tender offers are consistent with the provisions, policies and purposes of the 1940 Act.

Participation on a Basis Different From or Less Advantageous Than That of Other Participants.

"The objective of §17(d) of the Investment Company Act is to prevent affiliated persons from injuring the interests of stockholders of registered investment companies by causing the company to participate 'on a basis different from or less advantageous that that of such other participant.'"[19] Indeed, "its very bite is to limit or prevent participation by the investment company 'on a basis different from or less advantageous than that' of the affiliated person."[20] The Commission has approved participation in a transaction between an investment company and its affiliate on different terms, however, if there exists a valid business reason for the difference.[21]

The conditions governing Harvard University's participation in the proposed in-kind tender offers are designed so that Harvard University will participate in the in-kind tender offers on the same basis as Applicant and the other participating shareholders:

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19 S.E.C. v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), *cert. denied*, 393 U.S. 1015 (1969).

20 *Id.* at 402.

21 *See, e.g., Massachusetts Mutual Life Insurance Company*, SEC No-Action Letter (June 7, 2000) (Staff permitted an aggregated transaction to be allocated on a different allocation basis if all participants receive fair and equitable treatment). *See also,* Tamar Frankel, THE REGULATION OF MONEY MANAGERS, § 14.03[E][2].

- All such parties will be subject to the same procedures adopted by the Board, including a majority of the Independent Directors, that are reasonably designed to ensure compliance with the terms and conditions of this Application;
- All such parties will be subject to the same terms of the proposed in-kind tender offers, which will be set forth in a Schedule TO, including terms limiting the tender offers to twenty percent (20%) of Applicant's outstanding shares at a price equal to ninety-five percent (95%) of the net asset value per share as of the date such offer expires, and terms governing distributions in the event the tender offer is over-subscribed.
- All such parties will be subject to the same calculation of the *pro rata* distribution of Applicant's portfolio securities, including the exceptions to the *pro rata* distribution and the conditions for payment of a portion of a shareholder's tender in cash (*e.g.*, treatment of non-marketable securities, fractional shares and odd lots); and
- Distributed portfolio securities will be valued in the same manner as they would be valued for the purposes of computing Applicant's net asset value on the Termination Date, which, in the case of securities traded on a public securities market for which quotations are available, is their last reported sales price on the exchange, and will be valued within the range of the latest quoted bid and asked prices for over-the-counter securities and listed securities for which no sale is reported.

Thus, because Harvard University, Applicant and any other participating shareholder will all be subject to the same terms and conditions governing the proposed

in-kind tender offers, Applicant asserts that these terms and conditions will ensure that all shareholders participating in the in-kind tender offers will participate on the same "basis." In particular, the *pro rata* distribution of portfolio securities and the valuation methodology will ensure that no participant with the ability and the pecuniary incentive to influence the in-kind tender offers will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation. As a result, no shareholder will be able to participate in the proposed in-kind tender offer on a basis different from or more advantageous than any other participant.

* * *

Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Sections 17(d) of the 1940 Act and Rule 17d-1 thereunder.

C. PRECEDENT

Section 17(a) of the 1940 Act

The Commission has provided exemptive relief on prior occasions to closed-end investment companies to permit affiliated shareholders to participate in in-kind tender offers pursuant to Section 17(b).[22] Applicant acknowledges that the requested relief would, in certain respects, differ from and expand upon these precedents. However, for

[22] *See, e.g., Mexico Fund, Inc.*, Investment Company Act Release No. 25593 (May 28, 2002); *Scudder New Europe Fund, Inc.*, Investment Company Act Release No. 23921 (July 27, 1999) (Notice), Investment Company Act Release No. 23964 (Aug. 24, 1999) (Order); *Kemper Global International Series, et al.*, Investment Company Act Release No. 23537 (Nov. 17, 1998) (Notice), Investment Company Act Release No. 23597 (Dec. 11, 1998) (Order); *Scudder Spain and Portugal Fund, Inc.*, Investment Company Act Release No. 23425 (Sept. 2, 1998) (Notice), Investment Company Act Release No. 23467 (Sept. 25, 1998) (Order); *Cypress Fund Inc.*, Investment Company Act Release No. 17900 (Dec. 5, 1990) (Notice), Investment Company Act Release No. IC-17931 (Jan. 2, 1991) (Order).

the reasons set forth above, Applicant submits that the requested relief is appropriate under the applicable statutory standards.

Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder

Applicant is not aware of any applicable precedent under Section 17(d) or Rule 17d-1 thereunder. However, for the reasons discussed above, Applicant believes that the participation in the proposed in-kind tender offers by shareholders who may be deemed to be Affiliated Shareholders at the time of an in-kind tender offer meets the standards for exemptive relief under Rule 17d-1.

V. APPLICANT'S CONDITIONS

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1. The Board, including a majority of the Independent Directors, shall adopt procedures reasonably designed to ensure Applicant's compliance with the terms and conditions of this Application and make and approve such changes to those procedures as it deems necessary.

2. Applicant will distribute to shareholders participating in the in-kind tender offers an in-kind *pro rata* distribution of equity portfolio securities of Applicant. The *pro rata* distribution will not include: (a) securities which, if distributed, would be required to be registered under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable

local laws, rules or regulations; and (c) certain portfolio assets (such as forward currency exchange contracts, futures and options contracts, and repurchase agreements) that, although they may be liquid and marketable, involve the assumption of contractual obligations, require special trading facilities or can only be traded with the counterparty to the transaction in order to effect a change in beneficial ownership.

3. Cash will be paid for that portion of Applicant's assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receviables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares, securities held in its portfolio not amounting to round lots (or which would not amount to round lots if included in the in-kind distribution), and accruals on such securities. Applicant may round down the proportionate distribution of each portfolio security to the nearest round lot amount and will distribute the remaining odd lot in cash. Applicant may also distribute a higher *pro rata* percentage of equity securities to represent such items. In either case, each shareholder of record will receive cash and securities equal to the same dollar amount per share.

4. Applicant will, from the Termination Date of an in-kind tender offer until the Payment Date, maintain a percentage of Applicant's assets approximately equal to the portion of the consideration that Applicant reasonably expects will be paid in cash in assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which Applicant has valued the investment, or in assets that mature by the Payment Date.

5. The securities distributed to shareholders pursuant to in-kind tender offers will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available. Such securities will be valued in the same manner as they would be valued for the purposes of computing Applicant's net asset value on the Termination Date, which, in the case of securities traded on a public securities market for which quotations are available, is their last reported sales price on the exchange. Over-the-counter securities and listed securities for which no sale is reported will be valued within the range of the latest quoted bid and asked prices.

6. Applicant will *not* be advertised or marketed as an open-end fund or mutual fund nor will its securities be advertised or marketed as redeemable.

7. The in-kind tender offers will be conducted in a manner consistent with the investment and other policies of Applicant.

8. The Board, including a majority of the Independent Directors, will determine after the completion of each in-kind tender offer whether Applicant conducted the in-kind tender offers in accordance with the terms and conditions of this Application.

9. Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any in-kind tender offer occurs, the first two years in an easily accessible place, a written record of each in-kind tender offer that includes the identity of each shareholder of record that participated in the in-kind tender offer, a description of each security distributed, the terms of the distribution, the information or materials upon which the valuation was made, and a record of the Board's determinations made pursuant to the terms and conditions of this Application.

VI. CONCLUSION

For the reasons stated above, Applicant submits that the relief requested pursuant to Sections 6(c) and 17(b) of the 1940 Act will be consistent with the protection of investors and will insure that Applicant does not unfairly discriminate against any of Applicant's shareholders. Applicant further submits that the relief requested pursuant to Rule 17d-1 is consistent with the provisions, policies and purposes of the 1940 Act and that no shareholder will participate in the proposed in-kind tender offers on a basis different from or more advantageous than that of others participants. Applicant desires that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this application on behalf of the Applicant have been complied with in accordance with the Charter and By-Laws of the Applicant, and the undersigned officers of the Applicant are fully authorized to execute this application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this application. A form of notice of the proceeding initiated by the filing of this application, required by Rule 0-2(g) under the 1940 Act, is also attached to this application.

* * *

This Application has been duly executed as of the 23 day of Sept., 2003 by the undersigned officer of the applicant.

TEMPLETON DRAGON FUND, INC.

By: [signature]
Name: Murray L. Simpson
Title: Vice President and Assistant Secretary

INDEX OF EXHIBITS

EXHIBIT	TITLE
A.	Verification of Applicant
B.	Resolutions Authorizing Filing of Exemptive Application
C.	Proposed Notice

EXHIBIT A

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN MATEO)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "Act"), for a U.S. Securities and Exchange Commission order of exemption from Section 17(a) of the Act, and under Section 17(d) of the Act and Rule 17d-1 thereunder for and on behalf of Templeton Dragon Fund, Inc. (the "Applicant"); that he is the Vice President and Assistant Secretary of the Applicant; and that all actions by the shareholders and directors and other bodies of the Applicant necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: Murray L. Simpson
Title: Vice President and Assistant Secretary

Subscribed and sworn to before me, a Notary Public, this
23 day of Sept., 2003.
My Commission Expires Nov. 10, 2004
Notary Public


SYLVIA STANGER
Commission # 1283667
Notary Public - California
San Mateo County
MyComm. Expires Nov 10, 2004

EXHIBIT B

CERTIFICATE OF RESOLUTION OF THE BOARD OF DIRECTORS
AUTHORIZING FILING OF APPLICATION

I hereby certify:

(1) that I am Vice President and Assistant Secretary of Templeton Dragon Fund, Inc. (the "Applicant" or "Fund"); (2) that the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Directors of the Applicant at a meeting held on February 18, 2003, at which a quorum was present and voting; and (3) that said resolutions remain in full force and effect as the date hereof.

NOW, THEREFORE, IT IS RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and instructed to prepare or cause to be prepared, and to execute and file in consultation with counsel, an application with the U.S. Securities and Exchange Commission ("SEC"), and any amendments thereto, for an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Section 5(a)(2) of the 1940 Act; (ii) under sections 6(c) and 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act; (iii) under Sections 6(c) and 23(c)(3) of the 1940 Act granting an exemption from Section 23(c)(2) of the 1940 Act; (iv) under Rule 13e-4(h)(9) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), granting an exemption from Rule 13e-4(e)(1) and (2) of the 1934 Act; and (v) pursuant to any other section deemed necessary or appropriate by the officers, in consultation with counsel, or the SEC, to permit the Fund to conduct occasional, non-periodic, in-kind tender offers for less than all of the Fund's outstanding shares, and to permit the Fund to satisfy such tenders by payment of its portfolio securities to shareholders, including shareholders who are "affiliated" with the Fund, as defined by Section 2(a)(3)(A) of the 1940 Act, by virtue of directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the Fund's outstanding voting securities, and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto set my hand this 23 day of Sept., 2003.



Murray L. Simpson, Vice President and Assistant Secretary

EXHIBIT C

U.S. SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Rel. No. 812-12950]

Templeton Dragon Fund, Inc.; Notice of Application

Date: ___________ __, 2003

Agency: U.S. Securities and Exchange Commission ("Commission").

Action: Notice of an Application for an order of exemption under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Section 17(a) of the Act; and under Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain in-kind tender offers.

Summary of Application: Applicant requests relief under Sections 6(c) and 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit shareholders who may be deemed to be "affiliated persons" of Applicant solely by reason of owning, controlling, or holding with the power to vote, five percent or more of Applicant's shares ("Affiliated Shareholders") to participate in distributions of portfolio securities pursuant to the proposed in-kind tender offers. Applicant is also requesting an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit persons who may be deemed to be Affiliated Shareholders at the time of any in-kind tender offer to participate in such in-kind tender offer to the extent such participation may be deemed to be a joint transaction.

Applicant: Templeton Dragon Fund, Inc. ("Applicant")

Filing Dates: The Application was filed on March 26, 2003 and amended on September 29, 2003.

Hearing or Notification of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _____________, 2003, and should be accompanied by proof of service on the Applicant, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Commission, 450 Fifth Street, NW, Washington, DC 20549-0609; Applicant, c/o Barbara J. Green, Esq., Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906, with a copy to Bruce G. Leto, Esq., Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, PA 19103-7098.

For Further Information Contact: Julia Kim Gilmer, Senior Counsel, at (202) 942-0528 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission's Public Reference Branch, 450 Fifth Street, NW, Washington, DC 20549-0102 (telephone (202) 942-8090).

Applicant's Representations:

1. Applicant is a closed-end, non-diversified management investment company, organized as a Maryland corporation on March 2, 1994. Applicant's shares are traded on the New York Stock Exchange under the symbol "TDF." Applicant's shares are also traded on the Osaka Securities Exchange.

2. Templeton Asset Management Ltd. serves as the Investment Manager to Applicant. The Investment Manager is an indirect, wholly owned subsidiary of Franklin Resources, Inc. The Investment Manager is organized under the laws of Singapore and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Investment Manager has served as investment manager to the Applicant since its inception.

3. Applicant's investment objective is long-term capital appreciation. Applicant seeks to achieve its investment objective by investing primarily in equity securities of China companies, Japan companies and Asia Pacific companies (as defined below). Under normal circumstances, Applicant invests at least 45% of its total assets in the equity securities of companies: (i) organized under the laws of, or with a principal office in, the People's Republic of China ("China" or the "PRC") or Hong Kong, or the principal business activities of which are conducted in China or Hong Kong, or for which the principal equity securities trading market is in China or Hong Kong; and (ii) that derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets, in China or Hong Kong (collectively, "China companies"). Of the portion of Applicant's assets not invested in China companies, Applicant may invest: (i) up to 20% of its total assets in the equity securities of companies organized under the laws of, or with a principal office in, Japan ("Japan companies") that, in the judgment of the Investment Manager, are expected to benefit from developments in the economy of China but that do not qualify as China companies; and (ii) up to 35% of its total assets in the equity securities of companies organized under the laws of, or with a principal office in, the Republic of Korea, the Philippines, Thailand, Malaysia, Singapore, Indonesia, Sri Lanka, India, Pakistan, Bangladesh, Australia, New Zealand or (if Applicant is permitted to invest) Vietnam, Laos,

Myanmar, or Cambodia (collectively, "Asia Pacific companies") that are neither China companies nor Japan companies but that, in the judgment of the Investment Manager, are expected to benefit from developments in the economy of China. On July 25, 1995, Applicant's Board of Directors approved changing Applicant's non-fundamental investment policy to authorize investments in equity securities: (i) of companies organized under the laws of, or with a principal office in, Taiwan; (ii) for which the principal equity securities trading market is in Taiwan; or (iii) of companies whose principal business activities are conducted in Taiwan. In addition, Applicant may invest up to 25% of its total assets in direct equity investments that the Investment Manager expects will become listed or otherwise publicly traded securities. Equity securities include common and preferred stock (including convertible preferred stock); bonds, notes and debentures convertible into common or preferred stock; stock purchase warrants and rights; equity interests in trusts, partnerships, joint ventures or similar enterprises; and American or Global Depositary Receipts. Applicant may also invest to a limited degree (up to 20% of its total assets) in debt obligations of China companies, which may be lower-rated or non-rated, including obligations in payment default, when consistent with Applicant's investment objective.

4. Applicant is applying for an Order of the Commission to permit it to conduct occasional, non-periodic, in-kind tender offers for less than all of the Applicant's outstanding shares, and to permit Applicant to satisfy such tenders by payment of Applicant's portfolio securities to shareholders, including shareholders who may be deemed to be "affiliated" with Applicant, as defined by Section 2(a)(3)(A) of the 1940 Act, by virtue of directly or indirectly owning, controlling, or holding with power to vote, 5% or more of Applicant's outstanding voting securities.

5. If the Order is granted, Applicant proposes to conduct such in-kind tender offers, in each case for twenty percent (20%) of Applicant's outstanding shares at a price equal to ninety-five percent (95%) of the net asset value per share as of the date such offer expires, with payment for any shares tendered to be made in-kind through a pro rata distribution of the portfolio securities held by Applicant at such date. If a greater number of shares is tendered than the total amount offered in an in-kind tender offer, each shareholder participating will receive a pro rata share of the distribution in proportion to the total shares accepted for tender by Applicant. Any pro rata distribution in satisfaction of such in-kind tender will not include: (i) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the "1933 Act"); (ii) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (iii) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.

6. The proposed in-kind tender offers are designed so that only those shareholders who desire to tender their investment in Applicant at 95% of net asset value are expected to recognize capital gains in connection with the payment of portfolio securities; the non-tendering shareholders of Applicant are not expected to recognize capital gains as a consequence of payments of portfolio securities to the tendering shareholders. Applicant has applied for a ruling of the Internal Revenue Service that Applicant will not recognize gain for

Federal tax purposes when it distributes appreciated portfolio securities in-kind to tendering shareholders.

7. Applicant contemplates that it will commence at least one such in-kind tender offer on the terms discussed above as soon as reasonably practicable after the grant of the Order, and not later than three months after the issuance of the Order, if granted. Applicant further contemplates that it may conduct as many as two additional in-kind tender offers on the same terms as discussed above in the three years following the Order, if granted. During the period that this Application is under consideration by the Commission, Applicant may conduct one or more cash tender offers consistent with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Applicant's Legal Analysis:

1. Applicant seeks exemptive relief pursuant to Sections 6(c) and 17(b) of the 1940 Act with respect to persons who may be deemed to be Affiliated Shareholders of Applicant who would otherwise be unable to participate in in-kind tender offers under Section 17(a) of the 1940 Act solely due to the fact that they own over five percent of the outstanding shares of Applicant and thus would be considered "affiliated persons" of Applicant under Section 2(a)(3)(A) of the 1940 Act. Applicant anticipates that only this type of "affiliate" will participate in the in-kind tender offers and its request for exemptive relief is only for this type of affiliate.

2. Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person, acting as principal, from knowingly

purchasing any security or other property from the registered investment company. Section 2(a)(3)(A) of the 1940 Act defines an "affiliated person" to include any person owning five percent or more of the outstanding voting securities of the other person. To the extent that the proposed in-kind tender offer could be deemed to involve the sale of Applicant's securities to Applicant by an Affiliated Shareholder, or the purchase of portfolio securities by an Affiliated Shareholder, the participation of Affiliated Shareholders in the proposed in-kind tender offer would be prohibited by Sections 17(a)(1) and 17(a)(2).

3. Section 17(b) of the 1940 Act provides that, notwithstanding Section 17(a) of the 1940 Act, the Commission shall exempt a proposed transaction from Section 17(a) if evidence establishes that: (i) the terms of the proposed transaction are reasonable and fair and do not involve overreaching; (ii) the proposed transaction is consistent with the policy of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.

4. The terms of the proposed in-kind tender offers do not involve overreaching on the part of any person and are reasonable and fair to all shareholders. The Board, including all of the Independent Directors, have determined that it would be in the best interests of Applicant and its shareholders for Applicant to pay to each shareholder participating in the in-kind tender offers a pro rata portion of Applicant's portfolio securities. The distribution of portfolio securities will be fair and reasonable, and will prevent overreaching, because the value of such distributed portfolio securities will be readily ascertainable.

5. In addition, the proposed in-kind tender offers are consistent with Applicant's investment policies and limitations, which do not restrict Applicant's ability to engage in the proposed in-kind tender offers. The proposed in-kind tender offers will help further

Applicant's investment objective of long-term capital appreciation as to those shareholders who do not tender their shares by helping to minimize disruption of Applicant's investment program and net asset value per share, and by helping avoid the imposition of long-term capital gains.

6. The proposed in-kind tender offers are consistent with the purposes fairly intended by the policy and provisions of the 1940 Act by providing enhanced liquidity for those shareholders that wish to participate in the in-kind tender offers while potentially minimizing disruption to Applicant's investment program or net asset value per share for those shareholders who choose to remain invested in Applicant.

7. Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company, acting as principal, from effecting any transaction in which such registered company is a joint or a joint and several participant with such person, in contravention of the Commission's rules and regulations that limit or prevent participation by such registered company on a basis different from or less advantageous than that of such other participant.

8. Rule 17d-1 provides that no affiliated person of any registered investment company, acting as principal, shall participate in, or effect any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan" in which any such registered company is a participant, unless an application related thereto has been filed with the Commission and has been granted by an order.

9. A "joint enterprise or other joint arrangement or profit sharing plan" includes any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company and any

affiliated person of such registered investment company, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.

10. To the extent that the proposed in-kind tender offers may be deemed to be a "joint enterprise or other joint arrangement or profit sharing plan," certain persons who may be deemed to be Affiliated Shareholders at the time of an in-kind tender offer may not be able to participate in the in-kind tender offer unless the Commission issues an order under Section 17(d) and Rule 17d-1.

11. Rule 17d-1(b) provides that, in passing upon such applications, the Commission will consider whether the participation of a registered investment company in a joint transaction on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous that that of other participants.

12. Applicant believes that the proposed in-kind tender offers are consistent with the provisions, policies and purposes of the 1940 Act because they will be designed to prevent any shareholder from taking advantage of Applicant to the detriment of Applicant's shareholders. This will be accomplished primarily through: (i) Applicant's use of pro rata distributions of the securities to be distributed in-kind in the proposed tender offers preventing any participating shareholder from selecting or influencing the selection of portfolio securities to be distributed in-kind; (ii) the methodology for valuing the distributed portfolio securities, which will be the same methodology that Applicant uses to calculate its net asset value; and (iii) other terms and conditions of the proposed in-kind tender offers, to which Applicant and any other participating shareholder will be subject. As a result, no party

with the ability and the pecuniary incentive to influence the in-kind tender offers will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation.

13. No shareholder will be able to participate in the proposed in-kind tender offer on a basis different from or more advantageous than any other participant. Applicant and any other participating shareholder will all be subject to the same terms and conditions governing the proposed in-kind tender offers, and thus all shareholders will participate in the in-kind tender offers on the same basis. In particular, the pro rata distribution of portfolio securities and the valuation methodology will ensure that no participant with the ability and the pecuniary incentive to influence the in-kind tender offers will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation.

Applicant's Conditions:

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1. The Board, including a majority of the Independent Directors, shall adopt procedures reasonably designed to ensure Applicant's compliance with the terms and conditions of this Application and make and approve such changes to those procedures as it deems necessary.

2. Applicant will distribute to shareholders participating in the in-kind tender offers an in-kind pro rata distribution of equity portfolio securities of Applicant. The pro rata distribution will not include: (i) securities which, if distributed, would be required to be registered under the 1933 Act; (ii) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or

regulations; and (iii) certain portfolio assets (such as forward currency exchange contracts, futures and options contracts, and repurchase agreements) that, although they may be liquid and marketable, involve the assumption of contractual obligations, require special trading facilities or can only be traded with the counterparty to the transaction in order to effect a change in beneficial ownership.

3. Cash will be paid for that portion of Applicant's assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receviables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares, securities held in its portfolio not amounting to round lots (or which would not amount to round lots if included in the in-kind distribution) and accruals on such securities. Applicant may round down the proportionate distribution of each portfolio security to the nearest round lot amount and will distribute the remaining odd lot in cash. Applicant may also distribute a higher pro rata percentage of equity securities to represent such items. In either case, each shareholder of record will receive cash and securities equal to the same dollar amount per share.

4. Applicant will, from the date of termination of an in-kind tender offer until the date of payment under the in-kind tender, offer maintain a percentage of Applicant's assets approximately equal to the portion of the consideration that Applicant reasonably expects will be paid in cash in assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which Applicant has valued the investment, or in assets that mature by the date of payment.

5. The securities distributed to shareholders pursuant to in-kind tender offers will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available. Such securities will be valued in the same manner as they would be valued for the purposes of calculating Applicant's net asset value on the date of termination of the tender offer, which, in the case of securities traded on a public securities market for which quotations are available, is their last reported sales price on the exchange. Over-the-counter securities and listed securities for which no sale is reported will be valued within the range of the latest quoted bid and asked prices.

6. Applicant will not be advertised or marketed as an open-end fund or mutual fund nor will its securities be advertised or marketed as redeemable.

7. The in-kind tender offers will be conducted in a manner consistent with the investment and other policies of Applicant.

8. The Board, including a majority of the Independent Directors, will determine after the completion of each in-kind tender offer whether Applicant conducted the in-kind tender offers in accordance with the terms and conditions of this Application.

9. Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any in-kind tender offer occurs, the first two years in an easily accessible place, a written record of each in-kind tender offer that includes the identity of each shareholder of record that participated in the in-kind tender offer, a description of each security distributed, the terms of the distribution, the information or materials upon which the valuation was made, and a record of the Board's determinations made pursuant to the terms and conditions of this Application.

For the Commission, by the Division of Investment Management, under delegated authority.